Exhibit 99.2

IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM INC. ANNOUNCES

PROPOSED SPIN-OFF OF TWO OF ITS DRYBULK CARRIERS

Athens, Greece, April 12, 2023 – Imperial Petroleum Inc. (Nasdaq: IMPP) (the “Company”), a ship-owning company providing petroleum products, crude oil, and drybulk seaborne transportation services, today announced that, through a wholly-owned subsidiary, it has filed a registration statement on Form F-1 pursuant to the Securities Act of 1933 to effect a spin-off of two of its drybulk carriers. C3is Inc., the newly formed subsidiary that will act as the holding company for the two drybulk carriers, has applied to have its common stock listed on the Nasdaq Capital Market.

In connection with the spin-off transaction, the Company will contribute two vessel-owning subsidiaries to C3is Inc., and will distribute all of the common shares of C3is Inc. to the Company’s common shareholders and holders of warrants to purchase the Company’s common shares as required by their terms. The transaction is expected to be completed in the second quarter of 2023, and remains subject to the registration statement on Form F-1 being declared effective by the Securities and Exchange Commission, the approval of the listing of C3is Inc.’s common stock on the Nasdaq Capital Market, and final approval by the Company’s board of directors. There can be no assurance that the transaction will occur or, if one does occur, of its terms or timing.

The board of directors of the Company believes that the creation of a “pure play” drybulk shipping company will provide significant benefits to both companies and their shareholders. The transaction will enable C3is Inc. to initially focus on the drybulk sector, while Imperial Petroleum Inc. gradually focuses on the tanker sector. Each company will independently attract new investors and provide shareholders the flexibility to adjust their holdings according to the sectors in which they want to invest.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities and shall not constitute an offer, solicitation or sale of any security in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to consummation of the spin-off transaction. A registration statement relating to the common shares of C3is Inc. has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to acquire be accepted prior to the time the registration statement becomes effect. When available, a prospectus may be obtained by visiting the EDGAR database on the SEC’s web site at www.sec.gov.

ABOUT IMPERIAL PETROLEUM INC.

Imperial Petroleum Inc. is a ship-owning company providing petroleum products, crude oil and drybulk seaborne transportation services. The Company owns a total of twelve vessels; five M.R. product tankers, one Aframax oil tanker, two Suezmax tankers and four Handysize dry bulk carriers with a total capacity of 808,000 deadweight tons (dwt). Imperial Petroleum Inc.’s shares of common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock are listed on the Nasdaq Capital Market and trade under the symbols “IMPP” and “IMPPP”, respectively.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, or impact or duration of the COVID-19 pandemic and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although IMPERIAL PETROLEUM INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, IMPERIAL PETROLEUM INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the expected benefits and costs of the intended spin-off transaction, the expected timing of the completion of the spin-off transaction and the transaction terms, the risks discussed in our filings with the SEC and the following: the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in IMPERIAL PETROLEUM INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by IMPERIAL PETROLEUM INC. with the U.S. Securities and Exchange Commission.

Company Contact:

Fenia Sakellaris

IMPERIAL PETROLEUM INC.

info@imperialpetro.com